UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*




                          EFI Electronics Corporation
                                (Name of Issuer)




                         Common Stock, $.0001 par value
                         (Title of Class of Securities)




                                   268428-20-8
                                 (CUSIP Number)



                             Richard G. Brown, Esq.
                      Kimball, Parr, Waddoups, Brown & Gee
                                 P.O. Box 11019
                            Salt Lake City, UT 84147
                            Telephone: (801) 532-7840

(Name, Address and Telephone Number of Person Authorized to Receive Notices  and
 Communications)


                               September 27, 1996
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

CUSIP No. 268428-20-8                                       Page 2 of 9 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Gaylord K. Swim; SSN: ###-##-####


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [ ]


3  SEC USE ONLY


4  SOURCE OF FUNDS*

   OO; AF


5  CHECK BOX IF DISCLOSURE  OF LEGAL  PROCEEDINGS IS
   REQUIRED  PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]


6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States

                       7  SOLE VOTING POWER

   NUMBER OF              529,734
     SHARES
  BENEFICIALLY
   OWNED BY            8  SHARED VOTING POWER
      EACH
   REPORTING              835,591
     PERSON
      WITH
                       9  SOLE DISPOSITIVE POWER

                          529,734


                      10  SHARED DISPOSITIVE POWER

                          835,591

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,365,325


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

   32.2%

14 TYPE OF REPORTING PERSON*

   IN


                   *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D
CUSIP No. 268428-20-8                                         Page 3 of 9 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Greenwood Management Corporation; FEIN: 87-0542170


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                     (b) [ ]


3  SEC USE ONLY


4  SOURCE OF FUNDS*

   OO; AF


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]


6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Utah

                        7  SOLE VOTING POWER

                           0

                        8  SHARED VOTING POWER

   NUMBER OF               815,591
     SHARES
  BENEFICIALLY          9  SOLE DISPOSITIVE POWER
   OWNED BY
      EACH                 0
   REPORTING
     PERSON            10  SHARED DISPOSITIVE POWER
      WITH
                           815,591

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   815,591

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

   19.4%


14 TYPE OF REPORTING PERSON*

   CO


                   *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 268428-20-8                                          Page 4 of 9 Pages

Item 1.  Security and Issuer

         (a) Title of Class of Equity Securities: Common stock, $0.0001 par value (the "Common Stock")

         (b)  Name of Issuer: EFI Electronics Corporation (the "Issuer").

         (c) Address of Issuer's Principal Executive Offices: 2415 South 2300 West, Salt Lake City, UT 84119

Item 2.  Identity and Background

         (a)  Name:     Gaylord K. Swim ("Swim")
                        Greenwood Management Corporation ("Greenwood")

              The following information is provided in response to General Instruction C:

              The executive officers of Greenwood are Katherine M. Swim (President) and Michael Thomas (Secretary). The directors of Greenwood are Katherine M. Swim, Michael Thomas and Menlo Smith. The controlling shareholder of Greenwood is The Katherine Merrill Swim Family Living Trust u/a/d March 30, 1989, as amended.

         (b) Business address of Swim: 1095 South 800 East, Suite 4, Orem, UT 84097
              Business address of Greenwood: 1257 East Cambridge Court, Provo, UT 84604

              The following information is provided in response to General Instruction C:

              The   addresses  of  the  officers,   directors  and   controlling
              shareholder of Greenwood are as follows:


               Katherine M. Swim .....1257 East Cambridge Court, Provo, UT 84604


               Michael Thomas. . .634 W. Creekview Drive, Chesterville, UT 84014


               Menlo Smith . . .510 Maravilla College Drive, St. Louis, MO 63141


               The Katherine Merrill Swim Family Living Trust . . . . . . . . .
               1257 East Cambridge Court, Provo, UT 84604


         (c)  Present principal occupation or employment of Swim:
              President of Swim Financial Corporation,
              1095 South 800 East, Suite 4, Orem, UT 84097
              Present principal occupation of  Greenwood: Investments

              The following information is provided in response to General Instruction C:

              The present principal occupation of the officers, directors and controlling shareholder of Greenwood are as follows:

                                  SCHEDULE 13D

CUSIP No. 268428-20-8                                          Page 5 of 9 Pages

               Katherine M. Swim . .President of Greenwood


               Michael Thomas ......CPA, L.D.S. Church Office Building,
                                    47 E. South Temple, Salt Lake City, UT 84101


               Menlo Smith . . . . .Investments; Sun Mark Capital Corporation,
                                    510 Maravilla College Drive,
                                    St. Louis, MO 63141


               The Katherine Merrill
               Swim Family Living Trust . . . . . . . N/A


         (d)  Criminal  Proceedings:   Neither  Swim   nor  Greenwood  has  been
              convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

              The following information is provided in response to General Instruction C:

              None of the officers, directors or controlling shareholder of Greenwood has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) Civil Proceedings: Neither Swim nor Greenwood has been a party to a civil proceeding involving federal or state securities laws as described in the instructions for Item 2(e) of Schedule 13D, during the last five years.

              The following information is provided in response to General Instruction C:

              None of the officers, directors or controlling shareholder of Greenwood has been a party to a civil proceeding involving federal or state securities laws as described in the instructions for Item 2(e) of Schedule 13d, during the last five years.

         (f)  Citizenship of Swim:  United States
              Citizenship of Greenwood:  United States

              The following information is provided in response to General Instruction C: All of the officers, directors and controlling shareholder of Greenwood are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         On September 27, 1996, 455,432 shares of the Common Stock were issued to Greenwood II Ltd., a Utah limited partnership ("Greenwood II"). The Gaylord K. Swim Family Living Trust, of which Swim is a trustee, is the sole limited partner of Greenwood II with a 99% beneficial interest. Greenwood is the general partner of Greenwood II and holds a 1% interest. In exchange for such issuance, Greenwood II canceled debt and interest in the amount of $521,834.25 owed to Greenwood II by the Issuer. Said loan conversion was authorized on June 30, 1996 and ratified by the Issuer's Board of Directors on July 26, 1996; however, the shares were not issued until September 27, 1996 because such issuance was conditioned upon the favorable outcome of a NASDAQ hearing on capitalization compliance issues.

                                  SCHEDULE 13D

CUSIP No. 268428-20-8                                          Page 6 of 9 Pages

         An additional 216,667 shares of the Common Stock were issued to Greenwood II on September 27, 1996 in exchange for cancellation of subordinated debt and interest owed by the Issuer to Greenwood II in the amount of $195,000. The loan conversion was authorized by the Issuer's Board of Directors on July 26, 1996, but the shares were not issued until September 27th because such issuance was conditioned upon the favorable outcome of a NASDAQ hearing on capitalization compliance issues.

         Also on September 27, 1996, 123,492 shares of the Common Stock were issued to Greenwood II at a purchase price of $1.05 per share. The sale was authorized by the Issuer's Board of Directors on July 26, 1996 and payment for such shares was received by the Issuer on August 9, 1996, however, the shares were not issued until September 27, 1996 because such issuance was conditioned upon the favorable outcome of a NASDAQ hearing on capitalization compliance issues.

     The following information is provided in response to General Instruction C:
This item is not applicable to the officers, directors and controlling shareholder of Greenwood because none of the shares purchased in the foregoing-described transactions were purchased by such officers, directors or controlling shareholder.


Item 4.  Purpose of Transaction

         On September 27, 1996, a total of 672,099 shares of the Common Stock were issued to Greenwood II in exchange for cancellation by Greenwood II of debt and interest owed it by the Issuer. An additional 123,492 shares of the Common Stock were issued to Greenwood II in connection with a private offering and were acquired for investment purposes.

         Swim and Greenwood reserve the right to purchase additional shares of the Common Stock or to dispose of shares of the Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, Swim and Greenwood presently have no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13d.

         The following information is provided in response to General Instruction C: This item is not applicable to the officers, directors and controlling shareholder of Greenwood because none of the shares purchased in the foregoing-described transactions were purchased by such officers, directors or shareholder. The officers, directors and controlling shareholder of Greenwood reserve the right to purchase additional shares of the Common Stock or to dispose of shares of the Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future. The officers, directors and controlling shareholder of Greenwood presently have no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13d.

Item 5.  Interest in Securities of the Issuer

         (a) The aggregate number of shares of the Common Stock beneficially owned by Swim is 1,365,325 shares, which represents 32.2% of the outstanding shares of the Issuer. The aggregate number of shares of the Common Stock beneficially owned by Greenwood is 815,591 shares, which represents 19.4% of the outstanding shares of the Issuer. The following information is provided in response to General Instruction C: The only officer, director or shareholder of Greenwood who owns shares of the Common Stock is The Katherine Merrill Swim Family Living Trust, which owns 100,000 shares of the Common Stock.

                                  SCHEDULE 13D
CUSIP No. 268428-20-8                                          Page 7 of 9 Pages

         (b) Swim has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 529,734 shares of the Common Stock, of which (i) 505,567 shares of the Common Stock are held by Swim as trustee of the Gaylord K. Swim Trust, as to which Swim has sole investment and voting power as trustee and (ii) 24,167 shares of the Common Stock are held by Swim Financial Corporation, of which Swim is an executive officer, director and majority owner. Swim also is a trustee of a charitable trust that owns 20,000 shares of the Common Stock. Swim disclaims beneficial ownership of such shares, but has shared voting power with respect to such shares. In addition, Swim, as the trustee of the sole limited partner of Greenwood II and as investment advisor to both Greenwood II and Greenwood, shares with Greenwood dispositive power with respect to the 795,591 shares of the Common Stock held by Greenwood II and currently exercisable warrants to purchase 20,000 shares of the Common Stock, which warrants were issued in the name of Greenwood II. By virtue of his family relationship with Katherine M. Swim, an officer, director and trustee of the controlling shareholder of Greenwood, Swim may be deemed to share the voting power with Greenwood with respect to such shares.

              The following information is provided in response to General Instruction C: Katherine M. Swim, as the sole trustee of The Katherine M. Swim Family Living Trust (a revocable trust), has sole dispositive power and sole voting power with respect to 100,000 shares of the Common Stock owned by the Katherine M. Swim Family Living Trust, which is the controlling shareholder of Greenwood.

         (c)  See Item 3 above.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the above-discussed shares of the Common Stock except as indicated above.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

Item 7.  Material to Be Filed as Exhibits

         Attached hereto as Exhibit A is a copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934.

                                  SCHEDULE 13D

CUSIP No. 268428-20-8                                          Page 8 of 9 Pages


                            Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




October 7, 1996                     /s/ Gaylord K. Swim
Date                                    Gaylord K. Swim

                                  GREENWOOD MANAGEMENT
                                  CORPORATION, a Utah corporation


                                  By: /s/ Katherine M. Swim
Date October 7, 1996              Its: President
                                       (Typed Name and Title)

                                  SCHEDULE 13D

CUSIP No. 268428-20-8                                          Page 9 of 9 Pages


                                                        Exhibit A


                             AGREEMENT


    The undersigned agree that this Schedule 13D of Gaylord K. Swim and Greenwood Management Corporation relating to shares of common stock of EFI Electronics Corporation shall be filed on behalf of the undersigned.

/s/ Gaylord K. Swim
----------------------------------------
Gaylord K. Swim


GREENWOOD MANAGEMENT
CORPORATION, a Utah corporation



By: /s/ Katherine M. Swim
--------------------------
    President
 (Name and Title)